[Atlas Growth Partners, L.P. Letterhead]

February 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director Karina V. Dorin, Staff Attorney Mark Wojciechowski, Staff Accountant Jenifer Gallagher, Staff Accountant John Hodgin, Petroleum Engineer

Re:	Atlas Growth Partners, L.P.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 11, 2016

File No. 333-207537

Ladies and Gentlemen:

This letter sets forth the responses of Atlas Growth Partners, L.P., a Delaware limited partnership (the “Partnership,” “AGP,” “we,” “us” or “our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 22, 2016, relating to the Partnership’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-207537) (“Amendment No. 2”), which was filed with the Commission on January 11, 2016. Concurrently with the submission of this letter on February 1, 2016, we are filing, through EDGAR, Amendment No. 3 to the Form S-1 (“Amendment No. 3”). We are also mailing five courtesy copies of the Amendment No. 3 marked to reflect all changes made since the filing of Amendment No. 2 for your review.

With respect to comment 8, we are supplementally providing additional information in a separate letter (the “Supplemental Letter”) to the Office of Freedom of Information and Privacy Act Operations in connection with a confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Registration Fee Table

1. Please explain your reference to Rule 457(g) for the Post-Listing Common Units. In this regard, we note it appears that you are not offering warrants or other rights to purchase securities, but rather securities that are convertible into other securities pursuant to Rule 457(i).

U.S. Securities and Exchange Commission

February 1, 2016

Response:

We corrected the reference for the Post-Listing Common Units and included new footnote (9) to the Registration Fee Table referencing Rule 457(i) on the cover page of Amendment No. 3.

Prospectus Cover Page

2. Please revise the top of your prospectus cover page to clearly disclose you are offering Post-Listing Common Units and that Class A and Class T Common Units will automatically convert into these Post-Listing Common Units upon the occurrence of a listing event.

Response:

On the top of the prospectus cover page, we added the following disclosure: “Post-Listing Common Units Underlying the Warrants and to be Issued Upon Automatic Conversion of Class A and Class T Common Units.”

Atlas’ Prior Experience with Drilling Programs and Master Limited Partnerships, page 74

3. We note you disclose aggregate and annual average returns for several master limited partnerships managed by ATLS or its affiliates. In this regard, we reissue prior comment 2. Please expand your disclosure to include how the distributions made to unitholders of the described master limited partnerships will compare to your quarterly target distribution. See also our comment 13 later in this letter.

Response:

We acknowledge the Staff’s comment and have added disclosure showing the returns of management’s prior ventures as compared to our target distribution return of 7%. Please read pages 76 through 92.

Summary, page 1

Our Ownership Structure, page 8

4. Please revise your organizational structure chart to clarify, as noted in footnote 2, that Atlas Growth Partners GP, LLC owns 100% of the GP Units and incentive distribution rights.

Response:

We revised the organizational structure chart to clarify as noted in footnote 2 that Atlas Growth Partners GP, LLC owns 100% of the GP Units and incentive distribution rights. Please read page 8.

Cash Distribution Policy and Restrictions on Distributions, page 61

5. We note that one of your assumptions is that you “expect to make acquisitions of property constituting a substantial amount of proved reserves and production during the forecast period.” It is not appropriate to assume

U.S. Securities and Exchange Commission

February 1, 2016

results of properties that you have not acquired, nor have an agreement to acquire, to support your ability to make cash distributions. In this regard, we note that you have not provided pro forma financial information for any acquisitions. This suggests that no such acquisitions are probable at this time. Finally, we note your statement on page 3 that the “general partner will have the ability to acquire properties and conduct operations that vary from the parameters described in this prospectus” which provides even less assurance that you will be able to make the forecast distributions.

Revise the forecast in this section to eliminate any financial or performance information for properties which you have not yet acquired. If it is your intention to use the proceeds of the offering to make up any shortfall until you have acquired properties to support distributions, then revise the forecast to make that clear. Also, clarify that proceeds so used would represent a return of equity to investors.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 3 to eliminate any financial or performance information for properties which we have not yet acquired and to clarify that we expect to use cash on hand or proceeds of the offering to make up any shortfall in distributions. Finally, we have clarified that using proceeds from the offering to fund distributions would represent a return of equity to investors. Please read pages 65 to 67 and 69.

Estimated Cash Available for Distribution, page 67

6. We note that you have provided projected information for the twelve-months ending December 31, 2016 at page 69 and that you currently intend to pay the full target distribution rate of $0.175 per unit per quarter for each quarter in the twelve months ending December 31, 2016. We note also your response number 11 but respectfully do not concur. Because you intend to make quarterly distributions, please also provide corresponding tabular disclosure on a quarterly basis over the forecasted period.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 3 to provide tabular disclosure on a quarterly basis over the forecast period. Please read page 68.

7. Please tell us what the line items “other sources to fund capital expenditures” and “additional funds raised in this offering” represent.

Response:

We acknowledge the Staff’s comment and have revised the line item to present cash on hand and proceeds of this offering to fund capital expenditures. We have clarified that we expect to use a portion of the proceeds of this offering to fund distributions to unitholders. Please read page 68.

U.S. Securities and Exchange Commission

February 1, 2016

Assumptions and Considerations, page 70

8. Please tell us the basis for your assumptions that you will issue common units aggregating $130 million of gross proceeds and that 50% of your common units will elect to participate in your DRIP.

Response:

We have assumed that we will issue common units aggregating $130 million of gross proceeds based on our and our broker dealer’s experience in marketing similar drilling partnerships, which we believe will be instructive in predicting sales in this offering, and current market expectations. The Supplemental Letter includes a breakdown of sales in our initial private offering of common units in the Partnership by broker-dealer, together with our projections of sales during the forecast period in this offering. Our assumption that 50% of our common units will elect to participate in our DRIP is based on our broker dealer’s discussions with industry participants in comparable offerings.

In addition, we have added disclosure to the forecast presentation to show what would change in our expectations if we were only able to complete the minimum offering. Please read pages 69 and 73.

9. We note you have assumed that you will use $75 million of proceeds from this offering and $25 million of borrowings under your credit facility to acquire proved developing producing properties for $100 million. However, you disclose at page 67 that you have included average borrowings of $15 million in calculating the estimated cash available for distribution for the twelve-month period ending December 31, 2016. Please advise or revise.

Response:

We acknowledge the Staff’s comment and note that in light of the fact that we are no longer assuming any acquisition during the forecast period, we have not assumed any borrowings under our credit facility. Accordingly, we have revised Amendment No. 3 to remove the references to borrowings during the forecast period. Please read page 73.

10. Please modify the table on page 71 to present sufficient detail and the calculated dollar amounts correlating to the figures for the total revenues and costs from oil and gas produced during the twelve month period ending December 31, 2016 presented in the table on page 69.

In this regard, please revise the table on page 71 to present:

•	the dollar amounts derived from the individual sales products of natural gas, oil and NGLs corresponding to the total revenue figure from oil and gas production provided on page 69. Also modify your disclosure of average daily rates to present the net quantities of natural gas, NGLs and crude oil, including the hedged and unhedged volumes of crude oil, to be produced during the twelve month period ending December 31, 2016 in sufficient detail to allow the calculation of the revenue amounts using the line items presented in the table,

U.S. Securities and Exchange Commission

February 1, 2016

•	the dollar amount based on the product of the total production costs per unit of equivalent production (derived from the sum of the line item costs for lease operating expenses, production taxes, transportation and compression) multiplied by the total equivalent production volume corresponding to the total gas and oil production cost figure provided on page 69. Also modify your disclosure to provide these line item costs expressed as dollars per unit of equivalent production, such as dollars per Mcfe consistent with the format for such costs used elsewhere in your filing on page 102 and expand your disclosure to provide the produced volume as a total equivalent amount expressed as MMcfe consistent with the format for total production used elsewhere in your filing on page 107.

Response:

We acknowledge the Staff’s comment and have revised the table on page 70 to present the additional revenue and cost detail. With respect to the production volume and production costs figures, we have presented those on both a Boe and an Mcfe basis.

11. We note the projected information for the twelve months ending December 31, 2016 presented in the table on page 71 appears to be related to the combined gas, oil and NGL production and associated production costs for 1) the currently producing wells included in the September 30, 2015 reserve report, 2) the eight additional oil wells on existing acreage projected to be brought in line during the twelve months ending December 31, 2016, 3) the drilling locations projected to be brought in line during the twelve months ending December 31, 2016, and 4) the proved developed producing properties to be acquired effective April 1, 2016.

After modifying the figures presented in the table on page 71 to remove the estimates relating to the proved developed producing properties not yet acquired, please expand the table on page 71 relating to the remaining items to present the information for each of the contributing sources of production along with their associated production costs and capital expenditures. The expanded disclosure should present the additional information consistent with comment 9.

Response:

We acknowledge the Staff’s comment and have removed the estimates relating to the proved developed producing properties not yet acquired and have expanded the table to present the information for each of the contributing sources of production along with their associated production costs and capital expenditures, consist with our response to comment 10. With respect to the presentation of the information attributable to each of the contributing sources of production, we note that other than the ten additional wells projected to be brought in line during the twelve months ending December 31, 2016, we have not projected that we will bring in line any additional drilling locations during the forecast period. Please read page 71.

U.S. Securities and Exchange Commission

February 1, 2016

12. Please expand your disclosure to clarify, if true, the projected natural gas and NGL prices and the crude oil price on the hedged and unhedged volumes are net of adjustments for differentials relating to quality, gravity and Btu content. If your prices do not give effect to these adjustments, please modify your figures and corresponding results or explain why a change is not necessary.

Response:

We acknowledge the Staff’s comment and have revised the table on page 70 to clarify that the prices are net of adjustments for differentials. Please read page 70.

Atlas’ Prior Experience with Drilling Programs and Master Limited Partnerships, page 74

13. We note your revision to this page but reiterate our earlier comments directing you to the requirements of Securities Act Release No. 33-6900 that you provide prior performance information in tabular format. We also direct you to Item 13 of Industry Guide 4.

Response:

We acknowledge the Staff’s comment and have provided the prior performance information in tabular format as requested. Please read page 77.

Terms of the Offering, page 99

14. Please insert the following as the penultimate sentence in the last paragraph on page 99: “We will not register, and do not expect in the future to be required to register, as an investment company under the Investment Company Act of 1940 because we will not be an “investment company” as defined in Section 3(a)(1) of the Investment Company Act.”

Response:

We inserted the sentence contained in the Staff’s comment as the penultimate sentence in the last paragraph on page 117.

Summary of The Partnership Agreement, page 189

15. Please revise your tabular comparison of the Pre and Post-Listing Partnership Agreement to reflect that the Post-Listing Partnership Agreement has an exclusive forum provision.

Response:

As requested, we revised our tabular comparison of the Pre- and Post-Listing Partnership Agreement to reflect that the Post-Listing Partnership Agreement has an exclusive forum provision. Please read page 218.

Please direct any questions or comments you have regarding our responses or Amendment No. 3 to undersigned by phone at (267) 256-5902, Gislar R. Donnenberg of Paul Hastings LLP at (713) 860-7306 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Thank you for your assistance.

Very truly yours,

Jeff Slotterback,

Chief Financial Officer

Atlas Growth Partners, L.P.

cc:	Edward E. Cohen, Chief Executive Officer, Atlas Growth Partners, L.P.

Lisa Washington, Chief Legal Officer and Secretary, Atlas Growth Partners, L.P.

Matthew Finkbeiner, Chief Accounting Officer, Atlas Growth Partners, L.P.

Kevin Schaffner, Audit-Partner, Grant Thornton LLP

Gislar R. Donnenberg, Partner, Paul Hastings LLP

Douglas V. Getten, Partner, Paul Hastings LLP

Wallace Kunzman, Kunzman & Bollinger, Inc.